UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number 001-34919

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:	Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF SUMITOMO MITSUI FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-276219) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Jun Okahashi
	Name:	Jun Okahashi
	Title:	General Manager, Financial Accounting Dept.

Date: March 27, 2024

Sumitomo Mitsui Financial Group, Inc.

Introduction of Share-Based Compensation Plan for Employees

According to the resolution of the Board of Directors on March 26 and March 27, 2024, of Sumitomo Mitsui Financial Group, Inc. (“SMFG”, President and Group CEO: Toru Nakashima, our corporate group will hereinafter be referred to as “SMBC Group”) and our subsidiary, Sumitomo Mitsui Banking Corporation (“SMBC”), SMFG hereby announce the introduction of a share-based compensation plan for employees of SMBC (the “Plan”). Please note that the details may be subject to change.

1.	Objective of the introduction of the Plan

•

In addition to changes in business management and the business environment, employee values have become more diverse. In line with this change, the relationship between companies and employees is shifting from one of mutual dependence to one of choosing and being chosen.

•	Given such circumstances, we established “SMBC Group Talent Policy” in April 2023 because we need to materialize both our management strategy and the aspirations of our employees.

•

As “What SMBC Group wants employees to be” is stipulated in the SMBC Group Talent Policy, it is important that diverse employees and management take on the challenge together and further strengthen our commitment to enhancing our corporate value over the medium-to-long term in order to provide added value to our customers and society as a global solutions provider.

•

In order to realize the above, as “Employee Value Proposition” is stipulated in the SMBC Group Talent Policy, SMBC introduces the Plan as part of its human capital investment as the company needs to provide compensation linked to our corporate value for employees’ commitment and contributions, so that employees can feel the rewards of their contribution to SMBC Group.

2.	Overview of the Plan

•

The Plan is an incentive scheme that establishes an ESOP trust (“the ESOP Trust”) which is funded by cash contributed by SMBC (via SMFG). The common shares of SMFG acquired by the ESOP Trust will be granted to SMBC employees upon their retirement based on the number of points earned by each employee.

•

According to the rules of share-based compensation plan for employees established by SMBC’s Board of Directors, the number of points granted to employees is linked to their grade and the business performance of SMFG.

•

In this system, the compensation is linked to SMFG share price over the medium-to-long-term, so that employees are incentivized to enhance the corporate value of the SMBC Group over the medium-to-long term.

•

The Plan will be implemented initially for some general managers in SMBC. However, we are planning to introduce the Plan to other SMBC Group companies to foster a sense of unity among SMBC Group companies or to expand the scope of the system in SMBC.

j	SMBC shall establish the rules of share-based compensation for employees (the “Rules of the Plan”).

k	SMFG shall set up an ESOP trust for SMBC employees as the beneficiary. SMFG shall entrust the trustee with the fund for acquiring the SMFG shares.

l	The trustee shall acquire from the stock market the number of the shares expected to be delivered to the employees in the future.

m

A trust administrator (who is independent of SMFG and SMFG officers) that protects the interests of the beneficiary throughout the trust period and oversees the trustee is appointed. Regarding the shares of SMFG shares in the Trust, the trust administrator will instruct the trustee to exercise voting rights, and the trustee will exercise the voting rights during the trust period based on those instructions.

n	SMBC will grant points to its employees based on the Rules of the Plan.

o

According to the points awarded, employees who meet the beneficiary requirements will receive the SMFG shares from the trustee. Sumitomo Mitsui Trust Bank, Ltd., as the trustee of the Plan, will entrust(re-trust) the management of trust assets to Japan Custody Bank, Ltd.

3.	Overview of the ESOP Trust

(1) Name	Stock grant trust for employees

(2) Trustor	Sumitomo Mitsui Financial Group, Inc.

(3) Trustee	Sumitomo Mitsui Trust Bank, Ltd (Co-Trustee: Custody Bank of Japan, Ltd)

(4) Beneficiary	Employees who meet requirements as beneficiaries

(5) Trust administrator	Third party that is independent of SMFG and its officers will be appointed

(6) Voting rights	The trustee shall excise the voting during the trust period based on the trust administrator’s instructions.

(7) Trust type	Money trust other than a specified cash trust for separate investment

(8) Date of Trust Contract	May 2024 (planned)

(9) Date to Entrust Cash	May 2024 (planned)

(10) Date to End Trust	May 2026 (planned)

4.	Acquisition of SMFG shares by the ESOP Trustee

(1) Type of shares	Common shares

(2) Cash entrusted for the acquisition of the shares	To be decided

(3) Number of shares	To be decided

(4) Mean of the share acquisition	Acquisition from the stock market

(5) Timing of the share acquisition	May 2024 (planned)

End of Document